

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2021

Peter Haskopoulos
Chief Financial Officer
Decarbonization Plus Acquisition Corp. III
2744 Sand Hill Road, Suite 100
Menlo Park, CA 94025

> **Re: Decarbonization Plus Acquisition Corp. III**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Registration Statement on Form S-4**
> **Filed September 20, 2021**
> **File No. 333-258681**

Dear Mr. Haskopoulos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 7, 2021 letter.

Form S-4/A filed September 20, 2021

General

1. We note that the parties intend for the Merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Code. Please revise to have counsel clearly opine on the material tax consequences of the Merger, particularly whether the Merger will qualify as a tax-free reorganization under Section 368(a). Please revise your disclosure to clearly identify and articulate the opinions being rendered as to the material federal tax consequences. If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a "will"

opinion. Refer to Staff Legal Bulletin No. 19. Please update your risk factor and Q&A section.

Q: What interests do the current officers and directors have in the business combination?, page 10

2.   We note that you intend to provide market prices for your securities, please provide this information as of the most recent practicable date in your next amendment.

Unaudited Pro Forma Condensed Combined Financial Information, page 85

3.   We reviewed your response to prior comment 12. We note you state on pages 90 and 91 that amounts are presented in thousands, except share and per share data; however, it appears the weighted average shares outstanding for each period presented, basic and diluted, are also presented in thousands. Please clarify or revise your disclosures accordingly. In addition, please clarify or revise your disclosures on page 98 to indicate the weighted average shares outstanding, basic and diluted, are presented in thousands.

Background of the Business Combination, page 114

4.   Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, minimum cash condition, proposals and counter-proposals, and size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.

5.   Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, and the reasons they were not pursued.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Solid Power
Overview, page 164

6.   In regard to the Series B preferred stock issuance during May 2021, please address the following:
   • Quantify and discuss the estimated fair value of the company, implied as of the preferred stock issuance date, and quantify and address the facts and circumstances that resulted in increases in the estimated fair value of the company, implied by the carrying values of the preferred stock as of June 30, 2021 and implied by the proposed merger transaction.
   • Based on the exchange ratio and including the warrants, quantify the estimated fair value of the consideration the Series B preferred shareholders will receive as a result of the proposed merger transaction as compared to the amount they paid to acquire the Series B preferred shares.

Results of Operations, page 167

7.   You include discussions of other income (expense) on pages 168 and 170. Please revise your disclosure to clearly indicate you had other expense, instead of other income, for the three and six months ended June 30, 2021.

Liquidity and Capital Resources, page 172

8.   We have reviewed your response to prior comment 20. Please quantify and more fully disclose and discuss your short and long term liquidity requirements and priorities, including potential changes in your priorities based on the impact of changes in the amount of cash available to the post-merger company due to the amount of cash redemptions by shareholders.

Critical Accounting Policies and Estimates
Stock-Based Compensation and Common Stock Valuation, page 174

9.   We have reviewed your response to prior comment 22. We note that the estimated fair value of your common stock per share was $15.96, $0.84 and $0.84 as of June 30, 2021, December 31, 2020 and December 31, 2019, respectively. As we previously requested, please further enhance your disclosure to address the material increase in the estimated fair value of your common stock of $0.84 as of December 31, 2020 and $15.96 as of June 30, 2021.

Mezzanine Equity, page 175

10.   We have reviewed your response to prior comment 23. We note that the estimated fair value of your Series A-1 preferred stock was $17.78, $7.58 and $2.02 as of June 30, 2021, December 31, 2020 and December 31, 2019, respectively. As we previously requested, please further enhance your disclosure to address the material increase in the estimated fair value of your Series A-1 preferred stock of $2.02 as of December 31, 2019 to $17.78 as of June 30, 2021. Please also enhance your disclosure to address the material increase in the estimated fair value of your Series B preferred stock from the issuance date to June 30, 2021. In addition, since it appears that shares of the Series A-1 and Series B preferred stock will both be converted into common stock on a one for one basis prior to the proposed merger transaction, explain the reason for the difference between the per share carrying values of each series of preferred stock as of June 30, 2021. Also, explain the differences between those carrying values relative to the fair value implied by the current merger transaction, adjusted for the proposed exchange ratio.

Partnerships, page 188

11.   We note your response to comment 27, and reissue our comment. We note that you have entered into a number of agreements with BMW Group and Ford Motor Company. Please elaborate on all the material terms related to such agreements. Your disclosure that the

JDAs do not contain provisions with respect to licensing appears inconsistent with your disclosure on page 41. Please advise or revise.

Financial Statements - Solid Power
Note 9 - Mezzanine Equity, page F-61

12.   Please address the following:
- Disclose the terms of the warrants issued with the Series B preferred stock and explain how you determined the appropriate accounting for the warrants.
- In conjunction with the Series B preferred stock issuance, we note you expanded Joint Development Agreements with Series B preferred shareholders. Based on the proposed exchange ratio and including the warrants, we also note the significant difference between the estimated fair value of the consideration the Series B preferred shareholders will receive as a result of the proposed merger transaction relative to the amount they paid to acquire the shares. More fully explain the terns of, and the facts and circumstances related to, the Series B issuance and the expanded Joint Development Agreements. Specifically address if and how related amounts have been or will be allocated to these agreements.

You may contact Jeff Gordon at (202) 551-3866 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing